Squire Patton Boggs (US) LLP 2000 McKinney Avenue Suite 1700 Dallas, TX 75201

O	214-758-1500
F	214-758-1550
squirepattonboggs.com Kenneth L. Betts Tel 214-758-1512 Ken.betts@squirepb.com

July 21, 2014

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:	Plymouth Industrial REIT, Inc.
Registration Statements on Form S-11
Filed June 16, 2014
File No. 333-196798
Form 8-K/A
Filed June 23, 2014
File No. 333-173048

Dear Mr. Kluck:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated July 15, 2014 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-11 (File No. 333-196798) (the “Registration Statement”).  The Company is concurrently filing via EDGAR today Amendment No. 1 to the Registration Statement on Form S-11 (the “Amendment”), which includes changes to the Registration Statement in response to the Staff’s comments set forth in the Comment Letter, as well as other changes.  We have enclosed with this letter a marked copy of the Amendment, which reflects all changes to the Registration Statement.

We understand that the Staff may have additional comments after reviewing the Amendment and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with the Company’s responses immediately following each of the Staff’s comments.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment.

General

1.                                      We note that you are currently consulting with the Division of Corporation Finance’s Chief Accountant’s Office regarding your financial statement requirements. We will continue to monitor the status and outcome of these discussions.

We note the Staff’s comment, and advise the Staff that the Company has received a response from the Division of Corporation’s Finance’s Office of Chief Accountant (the “OCA”) with respect to the Company’s request for guidance regarding its financial statement requirements.  The financial statements included in the Amendment reflect the guidance provided to the Company by the OCA.

2.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company has included its logo and other diagrams in the Amendment.  If the Company prepares other graphics, maps, photographs and related captions or other artwork, including logos, it will provide them to the Staff for review prior to distributing the preliminary prospectus to prospective investors.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither the Company, nor anyone authorized to do so on its behalf, has provided anyone with any written communications, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 5(d) of the Securities Act.  The Company undertakes to provide to the Staff any such communications and any research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act that is provided or published prior to the effective date of the Registration Statement.

4.                                      We note your disclosure throughout the registration statement that you are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. We also note that your registration statement for your initial public offering was declared effective on November 1, 2011. Please advise us how the company meets the definition of an “emerging growth company” under the JOBS Act.

The Company respectfully submits that it meets the definition of an “emerging growth company” under the JOBS Act because the Company had total annual gross revenues of less than $1 billion during its most recently completed fiscal year, the first sale of the Company’s common equity pursuant to the prior offering registration statement did not occur until June 2012 and none of the disqualifying conditions in Section 2(a)(19) of the Securities Act has been triggered.

Section 101(d) of the JOBS Act provides that, notwithstanding Section 2(a)(19) of the Securities Act, “an issuer shall not be an emerging growth company for purposes of [the Securities Act and the Exchange Act]…if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011.” As noted in guidance provided by the Division of Corporation Finance with respect to the JOBS Act, “[e]ven if the issuer had a registration statement declared effective on or before December 8, 2011, so long as the first sale of common equity securities occurs after December 8, 2011, an issuer may qualify as an emerging growth company, assuming the other requirements of the definition are satisfied.”  See Answer to Question 2 of the Jumpstart Our Business Startups Act Frequently Asked Questions — Generally Applicable Questions on Title I of the JOBS Act (April 16, 2012).

Accordingly, although the Company’s previous registration statement was declared effective on November 1, 2011, because the first sales of the Company’s common stock under the prior registration statement occurred in June 2012, the Company may qualify as an emerging growth company as long as the other requirements of the definition are met.   Those requirements are satisfied because:  (i) the Company had a total loss of $588,531 for the fiscal year ended December 31, 2013, as reflected in the Consolidated Income Statement for such year included in the Amendment; (ii) the five-year period contemplated by Section 2(a)(19)(ii) would end on December 31, 2017; (iii) the Company has not issued any non-convertible debt during the previous three-year period; and (iv) the Company is not a “large accelerated filer” under the Securities Act.

5.                                      Please revise your disclosure to discuss the structure and material terms of the Acquisition Transactions. Please also disclose the entities that currently own the properties and describe in greater detail the consideration to be paid for the properties. Please file any related agreements as exhibits as required under Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure summarizing the structure and material terms of the Acquisition Transactions under the captions “Prospectus Summary—Acquisition Transactions” on page 7 of the Amendment and “Business—Acquisition Transactions” beginning on page 94 of the Amendment to provide the requested disclosure.  In addition, the Company will file the related agreements as exhibits to the Registration Statement on a subsequent pre-effective amendment to the Registration Statement.

Industry and Market Data, page i

6.                                     Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, data culled from the United States Congressional Budget Office, CB Richard Ellis, REIS and BLS. Please highlight the specific portions that you are relying upon in such materials so that we can reference them easily. Please also note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

In response to the Staff’s comment, the Company supplementally is delivering to the Staff copies of reports and other materials to support the quantitative and qualitative business and industry information data used in the Amendment.

7.                                      Please confirm that you will update this section as necessary to address material changes in industry and market trends that may occur prior to effectiveness.

In response to the Staff’s comment, the Company hereby confirms that it has updated the disclosure under the caption “Market Overview” in the Amendment, and will update the disclosure further as necessary to address any material changes in industry and market trends that occur prior to the effective date of the Registration Statement.

Prospectus Summary

Overview, page 1

8.                                      Please revise to explain in the summary how you define Class B industrial properties.

In response to the Staff’s comment, the Company has inserted a cross—reference in the first paragraph under the caption “Prospectus Summary—Overview” on page 1 of the Amendment that directs readers to the Company’s definition of “Class B industrial properties” included elsewhere in the prospectus summary.

9.                                      We note your disclosure on page 1 that “from 2000 to 2007 . . . Franklin Street experienced significant growth it its assets from approximately $240 million to approximately $900 million.” Please remove this disclosure from the forepart of the prospectus and when discussing elsewhere, please expand your discussion to include any adverse business developments experienced by Franklin Street during, or soon after, the referenced period.

In response to the Staff’s comment, the Company has deleted the referenced disclosure.

Our Investment and Growth Strategies

Investment Criteria, page 4

10.                               Please provide supporting materials for your assertions in this section regarding the yields and volatility of Class B properties relative to Class A properties.

In response to the Staff’s comment, the Company hereby advises the Staff that its assertions in the Amendment regarding yields and volatility are based on relative capitalization rate for Class A and Class B industrial properties.  Capitalization rates represent the ratio of a property’s annual net operating income to its purchase price.  A higher capitalization rate, assuming a static purchase price, therefore, means higher net operating income or yield on the purchase price.  According to a study by CBRE-EA, the average capitalization rate for Class A industrial properties in the fourth quarter of 2013 was 6.25%, while the average capitalization rate for Class B industrial properties was 7.36%.  The average capitalization rates for Class A and Class B industrial properties for the third quarter of 2013 were 6.32% and 7.26%, respectively.  The Company also is supplementally delivering to the Staff a copy of the relevant pages from the CBRE-EA study.

The Company Portfolio, page 7

11.                               We note that certain of the properties in your portfolio are accounted for using the equity method, rather than consolidation. Please clearly indicate that these properties are not consolidated to highlight the different ownership structures, and do not comingle them with consolidated properties.

In response to the Staff’s comment, the Company has added disclosure in the first paragraph under the captions “Prospectus Summary—The Company Portfolio” on page 7 of the Amendment and “Business—The Company Portfolio” beginning on page 94 of the Amendment to provide the requested disclosure.  The Company has also divided the Company Portfolio tables on page 8 and pages 93 and 94 of the Amendment into separate tables for the Existing Portfolio and the Acquisition Portfolio.

12.                               Please revise your footnote 4 disclosure to clarify the impact of abatements and concessions. Alternatively, please explain how such figures are immaterial.

In response to the Staff’s comment, the Company has revised the disclosure in footnote (4) to the tables included under the captions “Prospectus Summary—The Company Portfolio” on pages 8 and 9 of the Amendment and “Business—The Company Portfolio” on pages 93 and 94 of the Amendment to provide the requested disclosure, which clarifies that no abatements or concessions are in place.

Risk Factors, page 17

General

13.                               Please review your risk factors and eliminate those generic risks applicable to any public company. For example, please see the risk factor on page 30 regarding internal controls. Alternatively, please revise any generic risk factors to demonstrate risks specific to your business.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Risk Factors” to delete the risks that the Company believes are generic risks applicable to any public company.

Risks Related to Our Business and Operations

High mortgage rates and/or unavailability of mortgage debt..., page 22

Some of our financing arrangements..., page 23

14.                               Please revise these risk factors and other debt-related entries to include current portfolio and financing data that addresses the current scope of the risk or advise.

In response to the Staff’s comment, the Company added disclosure in the referenced risk factors to provide the requested disclosure.

If we fail to implement and maintain an effective system of integrated internal controls.....page 30

15.                               Please expand to discuss the evaluations of your internal controls over financial reporting and disclosure controls and procedures as disclosed in your recent periodic filings.

In response to the Staff’s comment, the Company has revised the caption of and disclosure under the referenced risk factor on pages 29 and 30 of the Amendment to provide the requested disclosure.

Use of Proceeds, page 50

16.                               We note your placeholder in this section with respect to your allocation of offering proceeds for completion of the Acquisitions Transactions. To the extent that you intend to use a portion of the proceeds to repay indebtedness, please comply with Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company hereby advises the Staff that the Company currently has no debt and, therefore, none of the proceeds of the offering will be used to discharge any of the Company’s indebtedness.  As a result, the Company respectfully submits that no disclosure under Instruction 4 to Item 504 of Regulation S-K is required.  In addition, the Company has deleted the placeholder related to the application of a portion of the net proceeds of the offering to repay indebtedness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources,

Factors That May Influence Future Results of Operations

Cash, page 59

17.                               Please update the data in this section.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Operating

Results—Critical Accounting Policies—Cash” on page 58 of the Amendment to provide the requested disclosure.

Contractual Commitments — Pro Forma, page 63

General

18.                               Please confirm that you plan to expand your disclosure in this section to include disclosures regarding your Proposed Revolving Credit Facility. Please also fully describe the anticipated material terms. Please also provide us a copy of executed commitment letter.

In response to the Staff’s comment, the Company has revised the disclosure under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Commitments—Pro Forma” on page 63 of the Amendment and “Business—Description of Certain Debt” beginning on page 109 of the Amendment to provide the requested disclosure.  To the extent the Company obtains a commitment letter prior to the effective date of the Registration Statement, the Company will provide it supplementally to the Staff for its review.

19.                               Please also revise to describe any indebtedness following the Acquisition Transactions that will include restrictions on the ability to pay distributions. If applicable, please quantify the amount of indebtedness and any ratios that the OP must maintain in order to pay distributions. Also make conforming changes under the Distribution Policy subheading on page 51 as necessary.

In response to the Staff’s comment, the Company hereby advises the Staff that none of the indebtedness to be assumed by the Company in connection with the Acquisition Transactions contains any prohibition against the payment of distributions.  In addition, the Company anticipates that the terms of the proposed credit facility will permit the Company to make distributions in amounts required for the Company to maintain its REIT status.

NOI, page 65

20.                               We note you state that you reconcile NOI to net loss, but your reconciliation does not contain net loss. Please revise your disclosure in your next filing.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—NOI” on page 65 of the Amendment to provide the requested disclosure.

FFO, page 66

21.                               Please revise to clarify how impairments are considered in your FFO measure as well as NAREIT’s definition of FFO.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s calculation of FFO is prepared in accordance with NAREIT’s calculation of FFO (as defined in NAREIT’s April 2002 White Paper) and that neither the Company nor NAREIT exclude impairment losses in calculating FFO.  The Company does, however, adjust its FFO calculation by a number of charges, including impairment losses, to determine its Adjusted FFO.  The Company has added disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Core FFO/AFFO” on page 66 of the Amendment to describe these adjustments to FFO.

Property Revenue and Operating Expenses, page 108

22.                               Please tell us and disclose the source of the financial information included in this table, and clarify how it reconciles to the financial statements included elsewhere for these properties. We may have further comment.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Business—Property Revenue and Operating Expenses” on page 109 of the Amendment to provide the requested disclosure.  As revised, the disclosure references the financial statements included elsewhere in the prospectus, to explain from where the information in the table was derived.

Certain Relationships and Related Transactions, page 130

23.                               Please disclose transactions since the beginning of the company’s last fiscal year between the registrant and related persons as required by Item 404 of Regulation S-K. We note your discussion of related party transactions on pages F-14 and F-15.

In response to the Staff’s comment, the Company has added disclosure under the caption “Certain Relationships and Related Transactions —Advisory Agreement” on page 132 of the Amendment to provide the requested disclosure.

Description of the Partnership Agreement of Plymouth Industrial OP, L.P.

Transferability of Interests, page 157

24.                               Please include a sentence that more generally addresses the voting rights, if any, of OP unit holders, if any.

In response to the Staff’s comment, the Company has added disclosure under the caption “Description of the Partnership Agreement of Plymouth Industrial OP, LP—Voting Rights” on page 159 of the Amendment to provide the requested disclosure.

Underwriting

Affiliations, page 182

25.                              Please revise to briefly disclose any actual historical investment banking and commercial dealings between the underwriter and the company or its affiliates.

In response to the Staff’s comment, the Company hereby advises the Staff that there have been no prior investment banking or commercial dealings between Sandler O’Neill & Partners, L.P. and the Company.  Accordingly, the Company has deleted the caption and the related disclosure that was previously included in the Registration Statement under the heading “Affiliations.”

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-3

26.                               Please complete the pro forma information.

In response to the Staff’s comment, the Company has revised the information under the caption “Unaudited Pro Forma Condensed Consolidated Financial Statements” on pages F-3 to F-7 of the Amendment to provide the requested disclosure.  The Company notes for the Staff, however, that certain information cannot be populated in the unaudited pro forma financial statements until the price range for the offering and certain related information becomes available.

(5) Investment in Joint Ventures, page F-28

27.                               We note your disclosure that you have significant influence over TCG 5400 FIB LP, but not control, and that your investment is accounted for under the equity method. Given your 50.3% ownership of the entity, please tell us how you determined that you do not have a controlling interest. Also, explain to us how you concluded that 5400 FIB is not a VIE.

During the fourth quarter of 2013, the Company invested $3,900,000 into an entity called TCG 5400 FIB LP (“Fulton”), a partnership which owns industrial real estate in Atlanta, Georgia.  The investment gave the Company a 50.32% equity interest in Fulton evidenced by limited partnership interests. Under GAAP, in particular ASC 810-10-15-8, the presumption is that an investment of over 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation.  However, since the Company’s ownership interest in Fulton consists solely of limited partnership interests, ASC 970-810-25-3 states, among other things, that the general partner shall be presumed to control the limited partnership, and if the presumption of control is not overcome by the rights of the limited partners and a single general partner controls the limited partnership, the general partner shall consolidate the limited partnership. The Company has determined that, based on the following factors, the presumption of control by the general partner is not overcome:

•                  The general partner of Fulton, Trident 5400 FIB Management LLC, makes all decisions of the partnership.  Specifically Section 3.3.1 of Fulton’s partnership agreement provides that “…the management, policies and control of the Partnership shall be vested exclusively with the General Partner.”  Additionally, as explained in ASC 810-20-25-3, the general partner in a limited partnership is presumed to have the control of the limited partnership, regardless of its ownership interest.  Examples of this control are that the General Partner of Fulton is authorized (a) to acquire, manage, and sell the real estate, (b) to borrow money and procure credit for Fulton, and (c) to enter into construction management, property management and other agreements on behalf of Fulton, in each case without the approval of the limited partners, including the Company.

•                  Also, according to the aforementioned Partnership Agreement (Section 11.1.2), in order for the General Partner to be removed as General Partner by the limited partners, key principals or any other affiliates of the General Partner would need to be released of any guarantees on any financing, which will require the consent of Fulton’s lenders.  Consequently, removal of the General Partner is not exclusively in the control of the limited partners.

In addition, EITF 04-5 provides that the presumption of general partner control would be overcome only when the limited partners have either of two types of rights.  The first type, referred to as kick-out rights, is the right to dissolve or liquidate the partnership or otherwise remove the general partner without cause.  The second type, referred to as participating rights, is the right to effectively participate in significant decisions made in the ordinary course of the partnership’s business.  Again, the Company has neither of these rights under the Fulton partnership agreement.

As set out in the SEC Staff Announcement 323-30-S99-1, the Staff’s position on the application of the equity method to investments in limited partnerships is that investments in all limited partnerships should be accounted for pursuant to ASC 970-323-25-6, which provides for the use of the equity method unless the investor’s interest is so minor that the limited partner may have virtually no influence over the partnership’s operating and financial policies.  ASC 323-30-25-1 states that investors in unincorporated entities, such as partnerships, shall account for their investments using the equity method of accounting by analogy to ASC 323-10 if the investor has the ability to exercise significant influence over the partnership. ASC 323-10-15-8 provides that an investment of 20% or more of the voting stock leads to a presumption that, in the absence of predominant evidence to the contrary, the holder of such investment has the ability to exercise significant influence over the issuer.  This assumption is supported in the case of the Company’s investment in Fulton by the fact that none of the factors set forth in ASC 323-10-15-10 relating to the inability of a 20% or more investor to exercise control applies to such investment.  As a 50.32% owner of Fulton, the Company has significant influence over the affairs of Fulton.  As a result, the Company has determined that the equity method of accounting is the most appropriate accounting treatment of its ownership interest in Fulton.

Further, based on its analysis of FASB ASC 810-10-15-14, the Company has determined that Fulton is not a VIE for the following reasons:

•                  The level of equity in Fulton is sufficient to permit Fulton to operate on its own without additional subordinated financial support;

•                  There is no evidence that some of the equity investors of Fulton have disproportionate voting rights compared to their obligation to absorb losses and/or their right to receive benefits;

•                  There is no evidence that substantially all of Fulton’s activities involve, or are conducted on behalf of, and investor with a disproportionately small voting interest;

•                  The equity investors at risk, as a group inclusive of general partner rights, have the power to direct the activities of Fulton that most significantly impact Fulton’s economic performance; and

•                  The equity investors at risk, as a group, bear the risk of Fulton’s losses and have the right to Fulton’s benefits.

Part II. Information Not Required in Prospectus

Item 36. Exhibits and Financial Statement Schedules, page 11-3

28.                               Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

In response to the Staff’s comment, the Company hereby confirms that it will file all exhibits to the Registration Statement on a subsequent pre-effective amendment to the Registration Statement as promptly as possible once such exhibits are available.

Form 8-K/A

29.                               Please amend your filing to include a signed audit report.

In response to the Staff’s comment, the Company hereby advises the Staff that the Company will file an amended 8-K/A to include a signed audit report.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Jeffrey E. Witherell
Justin R. Salon, Esq.
Julia M. Tosi, Esq.